SURVIVAL OF THE FITTEST

     In nature, as in business, a competitive edge is necessary for survival. From Darwin's theories of evolution to Adam Smith's theories of economics, the underlying theme of "Survival of the Fittest" has endured.

     These ideas also serve to illustrate the environment in the workers' compensation industry over the past year. Therefore, we have adopted "Survival of the Fittest" as the theme for this annual report. It is a fitting metaphor for how Superior National-TM- Insurance Group, Inc. has survived in an increasingly treacherous workers' compensation marketplace.

[BEGIN SIDEBAR TEXT]
     "THE ORIGIN OF SPECIES", CHARLES DARWIN

          CAN WE DOUBT (REMEMBERING THAT MANY MORE INDIVIDUALS ARE BORN THAN CAN POSSIBLY SURVIVE) THAT INDIVIDUALS HAVING ANY ADVANTAGE, HOWEVER SLIGHT, OVER OTHERS, WOULD HAVE THE BEST CHANCE OF SURVIVING AND OF PROCREATING THEIR KIND? ON THE OTHER HAND, WE MAY FEEL SURE THAT ANY VARIATION IN THE LEAST DEGREE INJURIOUS WOULD BE RIGIDLY DESTROYED. THIS PRESERVATION OF FAVOURABLE INDIVIDUAL DIFFERENCES AND VARIATIONS, AND THE DESTRUCTION OF THOSE WHICH ARE INJURIOUS, I HAVE CALLED NATURAL SELECTION, OR THE SURVIVAL OF THE FITTEST. VARIATIONS NEITHER USEFUL NOR INJURIOUS WOULD NOT BE AFFECTED BY NATURAL SELECTION, AND WOULD BE LEFT EITHER A FLUCTUATING ELEMENT, AS PERHAPS WE SEE IN CERTAIN POLYMORPHIC SPECIES, OR WOULD ULTIMATELY BECOME FIXED, OWING TO THE NATURE OF THE ORGANISM AND THE NATURE OF THE CONDITIONS.

          FROM THESE SEVERAL CONSIDERATIONS I THINK IT INEVITABLY FOLLOWS, THAT AS NEW SPECIES IN THE COURSE OF TIME ARE FORMED THROUGH NATURAL SELECTION, OTHERS WILL BECOME RARER AND RARER, AND FINALLY EXTINCT. THE FORMS WHICH STAND IN CLOSEST COMPETITION WITH THOSE UNDERGOING MODIFICATION AND IMPROVEMENT WILL NATURALLY SUFFER MOST.
[END SIDEBAR TEXT]

TO OUR STOCKHOLDERS
  SUPERIOR NATIONAL

To Our Stockholders:

     On December 10, 1998, Superior National-TM- Insurance Group, Inc. acquired Business Insurance Group, Inc. ("BIG"), becoming the ninth largest workers' compensation insurance company in the nation, and the largest private sector underwriter of workers' compensation insurance in the State of California. Your Company has 41 offices underwriting in 38 states and the District of Columbia, approximately 1,400 employees, 55,000 policyholders, and is responsible for the safety, health, and care of more than one million working people. I think it would be appropriate to state that by working together toward this goal, Superior's employees, stockholders, management, and producers made Superior's success happen, our competitors watched it happen, and I would venture to guess that there are a number of other observers now wondering just what happened. Superior National over the last eight years has progressed from a minor force in the California workers' compensation market to a national workers' compensation company and the largest private sector workers' compensation underwriter in California, the largest single market in the United States. We will use this, our first full-fledged Annual Report to Stockholders, to explain how and why this occurred.

     But first, the vital statistics. As you see, 1998 was a year of records; many, but not all, arising out of the acquisition of BIG.

-- Premium in force increased from $144 million to $669 million for the policy years ending December 31, 1997 and 1998, respectively.

-- Net investment income increased from $12.7 million in 1997 to $16.2 million in 1998.

-- Premium in force per employee increased from $351,000 million at year-end 1997 to $485,000 million at year-end 1998.

-- Stockholders' equity increased from $60 million at December 31, 1997 to $224 million at December 31, 1998.

-- Statutory capital and surplus of our combined insurance companies increased from $102 million to $340 million at December 31, 1997 and 1998, respectively.

     Due in part to a one-time write-off during the fourth quarter, Superior National incurred a net loss for the fourth quarter of 1998 of approximately $20 million, and approximately $14 million for the year. A review of the business acquired through the 1997 purchase of Superior Pacific Casualty Company (formerly The Pacific Rim Assurance Company, or "Pac Rim") indicated that the reduction during 1998 of premiums generated through former Pac Rim producers, and the resulting diminution of the expected future profitability of Pac Rim's business franchise, required a write-off of goodwill associated with the acquisition.
The fourth quarter loss includes a charge of $34.6 million. The reduction in premiums generated by Pac Rim producers resulted from Superior National's application of more rigorous underwriting and pricing standards to the acquired Pac Rim business. Superior National's tangible book value at December 31, 1998 would have been the same with or without the goodwill write-off.

     The consolidation of BIG and Superior National operations is proceeding according to plan. Our $142 million 1999 budget reflects a reduction of the two companies' combined controllable expenses of approximately $56 million versus 1998. Depending on the speed with which BIG's data processing systems are converted, expense savings may exceed our initial expectations.

     Our stockholders may rest assured that Superior National is ready for the year 2000, and, in fact, is already operating in the new era. We began issuing policies that expire in the year 2000 in January of this year, and any computational issues associated with the 1999-2000 transition would have appeared already. None did. We are also confident that the equally critical 2000-2001 transition will be similarly uneventful.(1)

     We who underwrite workers' compensation insurance live in interesting times. A desperate battle for survival is being waged by an ever-decreasing group of workers' compensation insurance companies in California, and the relatively benign pricing and benefits environment that existed across much of the rest of the country from 1995 to 1997 vanished during 1998. The competition for workers' compensation business is possibly the most intense in the history of the workers' compensation line of business, and, perhaps, in any line of the insurance business.

     The legal environment as it pertains to workers' compensation in California is also unsettled, but perhaps improving. Trial lawyers have enjoyed several years of courtroom victories in class action lawsuits attempting to break California's "exclusive remedy" doctrine, under which workers' compensation disputes are supposed to be resolved by workers' compensation judges or the California Department of Insurance. Superior National won an important appellate decision in early 1999, however, that may reverse the tide of adverse litigation against the entire industry. While some of our competitors prematurely settled some of the class action lawsuits, paying millions of dollars in settlements, Superior National fought on, and we will continue the fight to protect the exclusive remedy doctrine up to the California Supreme Court.

     The legislature is likely to enact a benefit increase during 1999 and, at the writing of this letter, big labor's asking price is $1.75 billion. While a benefit increase of this magnitude is unlikely to become law, California employers will likely be required to ante between $1 billion and $2 billion of additional workers' compensation premium per annum, representing a substantial return of the savings reaped by employers during the first four years of open rating. There is some speculation that a benefit increase could result in a firming up of the overall rate level, but we're not so sanguine.

     A word about recent developments in workers' compensation reinsurance is also in order. Beginning in late February 1999 a wave of publicity swept the insurance industry regarding workers' compensation reinsurance contracts sold mainly to life reinsurance companies through reinsurance intermediaries known as "underwriting managers". The controversial reinsurance contracts sold by certain underwriting managers, generically known as "buy-downs", involved the reduction of specific excess of loss "attachment points" to levels considered extremely low by historical standards. We have heard of "buy-downs" that attached at levels as low as $10,000 per occurrence, with a disproportionately low amount of premium ceded to the reinsurer relative to expected losses. Superior National's excess of loss reinsurance contracts are not "buy-downs" and attach at a traditional retention level of $500,000 per occurrence. In addition, unlike "buy-downs," Superior National's large account quota share contract applies to policies having estimated premium of $25,000 or more, and premium and losses are ceded strictly on a proportional basis. On April 1, 1999, the California Department of Insurance announced that it would hold a public hearing in May of 1999 to investigate the extent of potential losses arising out of reinsurance programs sold by certain underwriting managers, and the degree to which California companies may be involved. The California Department of Insurance also announced that it may promote legislation to address issues surrounding the reinsurance of workers' compensation by life insurance companies.

     Superior National's position is that the reinsurance of its high excess of loss exposure by life and health insurance companies is the most cost effective way in which to protect itself against catastrophic losses. Further, this form of reinsurance has historically been profitable for life and health reinsurers. Superior National believes that it is in the best interest of primary insurers and their customers to preserve the option of purchasing "carve-out" reinsurance with life and health markets.

     Superior National and all of its competitors use reinsurance in a variety of ways. We use reinsurance to protect reserves acquired through acquisitions, and to mitigate individual or aggregate catastrophes. Certain of our competitors have demonstrated that, for brief periods of time, reinsurance can apparently be utilized to support inadequate pricing. Superior National has consistently attempted to charge adequate rates, and has avoided the use of reinsurance simply to generate cash flow at the expense of operating margins. Ironically, we believe the recently publicized issues surrounding workers' compensation reinsurance, and the regulators' responses to those issues, should have the effect of increasing price levels across the nation.

     Notwithstanding the issues facing the California workers' compensation industry, Superior National's position and standing in the California market is enviable. We have the advantage of a dominant market position, occupying the "high ground" as it were, and the technology necessary to exploit that position. Our stockholders should also continue to take their greatest comfort in the fact that their interests are aligned with Capital Z/Insurance Partners. Superior National's long-term relationship with these organizations is its principal strategic asset, and the success that has historically been associated with this partnership is expected to continue. Finally, I wish to congratulate Superior's employees and management for the outstanding effort they have expended to bring Superior to its prominent position in the workers' compensation marketplace. I am optimistic that our employees and managers will continue to bring success to our Company and its shareholders.

William L. Gentz
President and Chief Executive Officer

(1) Superior National does not feel that year 2000 ("Y2K") issues will interrupt its normal operations significantly. However, this Y2K readiness response is not a warranty or guarantee and is not intended to enlarge any right, obligations or remedies between our stockholders and Superior National. Our operations are depended upon a variety of third-party suppliers of goods and services whose Y2K readiness is beyond our control. We will endeavor to develop contingency plans to support the continuation of our operations in the event of failures by such third parties, but it is possible that some disruptions may occur as a result of such third-party failures.

     Superior National is a national workers' compensation underwriter with branch offices doing business in 37 states in addition to California. At present, however, $550 million of the expected $750 million of expected 1999 premium will be produced in California, and California economic and legal issues continue to have a disproportionate effect on the Company's prospects. This, our first full-fledged Annual Report to Stockholders, is intended to provide our shareholders with a sense of the California competitive environment, and the major issue affecting the California workers' compensation market today; the increasing severity of claim and claim adjustment expenses. We will finish with some brief commentary on the national workers' compensation market. The theme of this report is "Survival of the Fittest," which we think is appropriate in light of the rigors of four years of open rating competition and Superior National's achievements during this same period of time.

COMPETITIVE ENVIRONMENT

     The competitive situation is influenced principally by California's workers' compensation laws. From the inception in 1913 of statutorily required workers' compensation insurance in California until 1995, the California workers' compensation system was designed to ensure ample capacity and solvency at the expense of a certain degree of efficiency. Workers' compensation companies in California were required to charge any policyholder the same price, with competition for policies taking place after the policy expired on the basis of dividend payments. Such a system encouraged insurers to provide specialized loss control and claims services to drive down their customers' claims costs. This system also encouraged the formation of "boutique" workers' compensation insurance underwriters who, thanks to the minimum rate law, could compete with large insurers possessing otherwise insurmountable economies of scale.

     In mid-1992, however, in response to employers' concerns about rising workers' compensation costs in California, the legislature passed a series of benefit increases and rating law reforms. The increase in claims costs leading to the reforms occurred due to a number of negative incentives enacted in 1989 that encouraged employees and the medical and legal professions to file fraudulent and abusive claims. The legislature addressed the seemingly uncontrollable fraud that occurred from 1990 to mid-1992 by modifying certain of the more naive benefit laws. The legislature further redesigned the rating law to weed out of the workers' compensation system the small, but less efficient, "boutique" companies encouraged under the minimum rate law.

     Under such circumstances the wholesale extinction of many competitors was inevitable. Many of the old line leaders of the California workers' compensation industry are either no longer in business or are pale shadows of what they once were in terms of market share, market influence, and profitability. Ironically, many market leaders were the most vociferous advocates of open rating. With hubris born of generations of operations under the minimum rate law, the management of these companies seemed to have believed that because they had always been a part of "the system," they would always continue to be part of the system. In actuality, the longer-lived the company and its

[BEGIN PHOTO CAPTION]
    OBLITERATING SHOCK WAVES, STUPENDOUS EARTHQUAKES, ENORMOUS TSUNAMI, A RAIN OF FIRE, SMOKE, SOOT, DARKNESS, A GLOBAL DEEP FREEZE, WORLDWIDE ACID RAIN, OZONE LOSS, GREENHOUSE WARMING - IT SEEMS A MIRACLE THAT ANYTHING COULD HAVE SURVIVED.
[END PHOTO CAPTION]

[BEGIN SIDEBAR TEXT]
    SIXTY-FIVE MILLION YEARS AGO A COMET OR ASTEROID 10 KM TO 15 KM IN DIAMETER APPROACHED THE EARTH. IT WAS TRAVELING AT COSMIC SPEEDS SOMEWHERE BETWEEN 20 KM AND 70 KM PER SECOND AND FOR THAT REASON, CARRIED WITH IS AN ENERGY ON THE ORDER OF 100 MILLION MEGATONS OF TNT, FAR MORE ENERGY THAN CONTAINED IN ALL THE WORLD'S NUCLEAR WEAPONS AT THE HEIGHT OF THE COLD WAR. AN ALMOST IRRESISTIBLE FORCE WAS ABOUT TO MEET AN IMMOVABLE OBJECT.

    IN ONE LOCATION RECENTLY STUDIED BY GEOLOGISTS, OF THE 111 SPECIES OF LAND-DWELLING VERTEBRATES PRESENT, 35 SURVIVED, A SURVIVAL RATE OF 32 PERCENT. NONE OF THE 20 SPECIES OF DINOSAUR HAD MADE IT; THEIR PERCENTAGE SURVIVAL RATE WAS 0. BUT WHAT ABOUT THE MAMMALS? THE COMPLETE EXTINCTION OF THE FASCINATING DINOSAURS HAS OBSCURED THE DEVASTATING BLOW STRUCK TO THE SMALLER AND LESS INTERESTING MAMMALS. ONLY 1 OUT OF 28 MAMMAL SPECIES SURVIVED! ANOTHER STUDY FOUND THAT WHILE 88 PERCENT OF LAND DWELLERS BECAME EXTINCT, ONLY 10 PERCENT OF THE FRESHWATER ASSEMBLAGE DID SO. WHAT COULD EXPLAIN THIS DISTINCT DIFFERENCE IN SURVIVAL RATE? IT AROSE BECAUSE THE DINOSAURS AND OTHER LAND DWELLERS WERE AT THE TOP OF A FOOD CHAIN BASED ON LIVING PLANTS, SOME 80 PERCENT OF WHICH BECAME EXTINCT, WHEREAS THE WATER DWELLERS WERE PART OF A CHAIN MORE DEPENDENT ON ORGANIC DETRITUS LEFT BEHIND IN LAKES, STREAMS, SOIL AND ROTTING LOGS. OUR MAMMALIAN ANCESTORS MAY HAVE SURVIVED BECAUSE THEY WERE PART OF, OR WERE ABLE TO BECOME PART OF, THE DETRITUS-BASED FOOD CHAIN.

    "NIGHT COMES TO THE CRETACEOUS, DINOSAUR EXTINCTION AND THE
    TRANSFORMATION OF MODERN GEOLOGY," BY JAMES LAWRENCE POWELL, USED WITH PERMISSION OF THE AUTHOR AND W.H. FREEMAN AND COMPANY.
[END SIDEBAR TEXT]

management, the more ill-suited was its culture and management to adapt to the challenges of open rating. The list of companies competing in the California workers' compensation market at the end of 1994 who no longer exist as independent players, no longer exist at all, or are out of the business of underwriting workers' compensation in California, is lengthy. During the first few months of 1999, several of the remaining owners of California specialty workers' compensation companies have announced their interest in selling.

     Regardless, Superior National is fortunate to be operating in perhaps the least regulated line of insurance in the nation, which represents a drastic change from the heavy regulation that prevailed prior to 1995. Since January 1, 1995, few constraints exist with respect to the products we can offer, the prices we can charge, the policy forms we can use, or the commissions we can pay. Strict regulatory controls exist with respect to benefits and vendor payments, however, and the California Department of Insurance is clearly ready to take action against workers' compensation underwriters who fail to measure up to high standards of solvency and business ethics. The California Insurance Commissioner is nevertheless on record describing the California workers' compensation market in general as healthy and profitable.

     Given the decimation of much of the top tier of private sector companies competing in the California workers' compensation market, a case could be made that the long term effects of open rating will lead to a less competitive environment. The 1993 reform legislation placed a limit on the potential market share of any private sector workers' compensation underwriter, excluding the California State Compensation Insurance Fund ("State Fund"), to less than 20 percent of the market. Thus, the current workers' compensation law contemplates the possible distillation of the market down to as few as six private sector underwriters and the State Fund. As a result of the minimum rate law, California consumers will soon be in a position to reap the economic benefits that sometimes originate from an oligopoly.

     Ironically, open rating was a primary catalyst to elevate Superior National. This is self-evident given the position of the Company today relative to both its continuing and diminished competition, but has been quite a surprise to the California workers' compensation market. There were several reasons why Superior National has prospered when so many others have not.

    First, it would have been impossible for Superior National on its own to destabilize the market as thoroughly as open rating destabilized it, regardless of the extent of our product innovation, technological sophistication, or operating discipline. The traditional leaders of the California workers' compensation market were well entrenched with generally satisfied customers and complacent distribution systems. Innovation could only go so far to pry those customers and distribution systems loose. The California open rating law was, perhaps, the most destabilizing event to occur in the primary insurance markets in decades. Open rating cleared the traditional market leading insurers out of the way with the force and finality of a wrecking ball.

[BEGIN PHOTO CAPTION]
     Due to the lack of natural enemies on the island of Mauritius, the aptly named dodo bird lost its ability to fly. Thus, it was easy prey to the Portuguese sailors who landed on the island in 1598 AD. The dodo greeted the sailors with a child-like innocence. In return, the dodo was hunted just for fun until it was fully extinguished in 1681.
[END PHOTO CAPTION]

    Second, open rating leveled the playing field, literally overnight. Effective January 1, 1995, the number of years a company had underwritten workers' compensation in California meant nothing. The liberality of a company's dividend scales and the reliability of its dividend payment history became irrelevant. Political influence, trade association contacts, and producer relationships all diminished in importance. All that mattered for most policyholders was price. The multitude of factors that were outside of our control prior to open rating were reduced to just the one factor of price. Superior National charged more, on average, than its competition and suffered significant declines in premium from 1995 to 1997 as a result, but the issue after 1994 was only whether or not our price was competitive.

    Third, and perhaps most important, Superior National's corporate culture was able to adapt to open rating better than its competitors. Beginning in 1991, management had of necessity instilled a culture emphasizing urgency and no mistakes, a "backs-against-the-wall" culture quite unlike that of our competition. Thus, the disorientation and shock so clearly in evidence with many competitors had less effect on Superior National. Open rating was business-as-usual: a daily battle for existence against a very hostile universe. Things had never been safe and stable for Superior National, and the Company was spared the wrenching experience of having to instantaneously adjust its view of the competitive universe, something most of the industry was ultimately unwilling or unable to do.

    Whatever the reasons for the emergence of Superior National as the largest private sector player in the California workers' compensation market, we have clearly proven our fitness to survive against great odds. The organization that ranks first among private sector underwriters in California today was, a mere eight years ago, a minor player on the periphery of the workers' compensation industry. Even as late as 1994 it would be safe to say that no one would have picked

Superior National to emerge as the principal beneficiary, and most successful consolidator, in the California workers' compensation market.

Today, when the Company's competitors consider Superior National, they are confronted with a difficult problem:

-- Superior National is one of the largest private sector workers' compensation companies that has ever existed in California in terms of aggregate direct written premium. The Company's ability to access and influence the California market exceeds that of any of its private sector competitors.

-- Superior National's access to public and private capital markets is both proven and formidable. The Company's strategic business relationship since 1991 with Insurance Partners and Capital Z Partners has borne fruit beyond the most optimistic expectations. International Insurance Investors, Insurance Partners, and now Capital Z Partners, are names that the stockholders will be familiar with by virtue of their consistent financial and reinsurance support, and increasing stake in the Company's ownership. This relationship represents one of Superior National's principal strategic assets, and it is a unique asset that many of our competitors cannot match.

-- In the recent past California workers' compensation companies that attempted to assert market leadership through drastic increases in market share often lacked discipline. Superior National, however, has an experienced and disciplined management team that has survived significant adversity, and is supported by one of the finest computer systems that has ever been developed in the

"WEALTH OF NATIONS," ADAM SMITH

    THE MARKET PRICE OF EVERY PARTICULAR COMMODITY IS REGULATED BY THE PROPORTION BETWEEN THE QUANTITY WHICH IS BROUGHT TO MARKET, AND THE DEMAND OF THOSE WHO ARE WILLING TO PAY THE NATURAL PRICE OF THE COMMODITY, OR THE WHOLE VALUE OF THE RENT, LABOUR, AND PROFIT, WHICH MUST BE PAID IN ORDER TO BRING IT THITHER. SUCH PEOPLE MAY BE CALLED THE EFFECTUAL DEMANDERS, AND THEIR DEMAND THE EFFECTUAL DEMAND; SINCE IT MAY BE SUFFICIENT TO EFFECTUATE THE BRINGING OF THE COMMODITY TO MARKET. IT IS DIFFERENT FROM THE ABSOLUTE DEMAND. A VERY POOR MAN MAY BE SAID IN SOME SENSE TO HAVE A DEMAND FOR A COACH AND SIX, HE MIGHT LIKE TO HAVE IT; BUT HIS DEMAND IS NOT AN EFFECTUAL DEMAND, AS THE COMMODITY CAN NEVER BE BROUGHT TO MARKET IN ORDER TO SATISFY IT.

    WHEN THE QUANTITY BROUGHT TO MARKET EXCEEDS THE EFFECTUAL DEMAND, IT CANNOT BE ALL SOLD TO THOSE WHO ARE WILLING TO PAY THE WHOLE VALUE OF THE RENT, WAGES AND PROFIT, WHICH MUST BE PAID IN ODER TO BRING IT THITHER. SOME PART MUST BE SOLD TO THOSE WHO ARE WILLING TO PAY LESS, AND THE LOW PRICE WHICH THEY GIVE FOR IT MUST REDUCE THE PRICE OF THE WHOLE. THE MARKET PRICE WILL SINK MORE OR LESS BELOW THE NATURAL PRICE, ACCORDING AS THE GREATNESS OF THE EXCESS INCREASES MORE OR LESS THE COMPETITION OF THE SELLERS, OR ACCORDING AS IT HAPPENS TO BE MORE OR LESS IMPORTANT TO THEM TO GET IMMEDIATELY RID OF THE COMMODITY. THE SAME EXCESS IN THE IMPORTATION OF PERISHABLE, WILL OCCASION A MUCH GREATER COMPETITION THAN IN THAT OF DURABLE COMMODITIES; IN THE IMPORTATION OF ORANGES, FOR EXAMPLE THAN IN THAT OF OLD IRON.

     WHEN THE QUANTITY BROUGHT TO MARKET IS JUST SUFFICIENT TO SUPPLY THE EFFECTUAL DEMAND AND NO MORE, THE MARKET PRICE NATURALLY COMES TO EITHER EXACTLY, OR AS NEARLY AS CAN BE JUDGED OF, THE SAME WITH THE NATURAL PRICE. THE WHOLE QUANTITY UPON HAND CAN BE DISPOSED OF FOR THIS PRICE, AND CANNOT BE DISPOSED OF FOR MORE. THE COMPETITION OF THE DIFFERENT DEALERS OBLIGES THEM ALL TO ACCEPT OF THIS PRICE, BUT DOES NOT OBLIGE THEM TO ACCEPT OF LESS.

EXCERPT FROM "OPEN RATING," HON. CHUCK QUACKENBUSH, CALIFORNIA INSURANCE COMMISSIONER, CALIFORNIA WORKERS' COMPENSATION ENQUIRER, JULY 1998

    FOR DECADES, WORKERS' COMPENSATION INSURANCE RATES WERE LIKE YOUR FAMILY FURNACE, YOU SET THE THERMOSTAT AND IT PRETTY MUCH RAN ITSELF. ONLY THE PEOPLE DIRECTLY INVOLVED IN THE SYSTEM KNEW OR CARED ABOUT IT. IT WAS A TIME FOR A BASIC CHANGE IN RATE REGULATION. THE 1980S AND 1990S HAVE SEEN THE WORLDWIDE TRIUMPH OF THE IDEA OF FREE MARKETS. FROM WASHINGTON TO MOSCOW, FROM PARIS TO BEJING, A SPEAKER CAN ASSERT THAT GOVERNMENT CONTROL OF PRICES EVENTUALLY LEADS TO STAGNATION AND INEFFICIENCY AND EXPECT TO SEE MOST HEADS NODDING IN AGREEMENT. BY 1993, THE IDEA OF GOVERNMENT IMPOSED MINIMUM RATE FOR ALL INSURERS SEEMED LIKE A TRITE COG IN THE COMP MARKET'S ENGINE, HAMPERING THE STATE'S OVERALL COMPETITIVENESS BY INFLATING EMPLOYERS' BOTTOM LINE.

    STILL IT MAKES A LOT OF PEOPLE UNCOMFORTABLE, INCLUDING MANY INSURERS, TO THINK OF GIVING UP GOVERNMENT RATES. AFTER ALL, IT WAS ARGUED THAT WORKER'S COMPENSATION IS NOT LIKE ANY OTHER LINE OF INSURANCE. IT HAS TO BE BOTH AVAILABLE AND AFFORDABLE. ALLOWING WORKERS' COMPENSATION TO UNDERGO THE CYCLES OF ALTERNATING HARD AND SOFT MARKETS SEEN IN OTHER LINES COULD WREAK HAVOC IN CALIFORNIA'S ECONOMY.

    AFTER MUCH THOUGHT AND DISCUSSION IN THE LEGISLATURE AND THE GOVERNOR'S OFFICE, WE DECIDED THAT 80 YEARS OF FORCING INSURERS TO WEAR TRAINING WHEELS WAS ENOUGH. IT WAS TIME TO LET THE CLEAN AIR OF COMPETITION BLOW THROUGH THE INDUSTRY AND CLEAR OUT THE COBWEBS.

    THIS IS GOVERNMENT AS IT SHOULD BE - FACILITATING THE FLOW OF MARKET INFORMATION, NOT DICTATING RIGID DRACONIAN RATES TO THE BUSINESS COMMUNITY.

    ALLOWING PRICE COMPETITION HAD A HUGE IMPACT.  THE IMMEDIATE EFFECT OF
THE "BIG BANG" OF OPEN RATING WAS A SHARP DROP IN COLLECTED PREMIUM.  IN
1994, CALIFORNIA'S WORKERS' COMPENSATION CARRIERS COLLECTED OVER $9 BILLION FROM THE STATE'S EMPLOYERS. BY 1997, THE INDUSTRY WAS COLLECTING ABOUT $5.4 BILLION. THE BIG WINNERS WERE CALIFORNIA EMPLOYERS AND EMPLOYEES. THE BILLIONS THAT WERE SAVED ON WORKERS' COMPENSATION PREMIUMS WERE AVAILABLE FOR MORE INVESTMENT AND EXPANSION, PRODUCING MORE JOBS FOR OUR GROWING POPULATION.

    IT WOULD BE NAIVE TO THINK THAT THIS DROP IN PREMIUM DIDN'T PRODUCE SOME DISLOCATION. IN THE FIRST YEARS OF OPEN RATING THERE WAS A RUSH AMONG SOME INSURERS TO GAIN MARKET SHARE, SEEMINGLY REGARDLESS OF CONSEQUENCES. THE COMPANIES THAT WERE CALIFORNIA-ONLY WORKERS' COMP CARRIERS FOUND IT VERY DIFFICULT TO MAINTAIN THEIR INDEPENDENCE. MOST WERE TAKEN OVER BY LARGER COMPANIES. WORKER'S COMPENSATION INSURERS WHO WHERE ACCUSTOMED TO PASSING THROUGH ALL THEIR COSTS IN THE MINIMUM RATE CONTEXT ARE BECOMING LEAN AND FLEXIBLE. I RECOGNIZE THAT THIS TRANSITION IS NOT EASY FOR MANY INSURERS, BUT I REMAIN CONFIDENT THAT THE FREE MARKET WILL REWARD THOSE WHO DO A GOOD JOB AND GIVE GOOD VALUE TO THEIR CUSTOMERS.

    OPEN RATING HAS GIVEN CALIFORNIA PROBABLY THE MOST DEREGULATED WORKERS' COMPENSATION INSURANCE RATING SYSTEM IN THE NATION. IT'S SAFE TO SAY THE INSURANCE INDUSTRY IS STILL WORKING OUT THE BUGS. SOME CARRIERS HAVE FIGURED OUT HOW TO DO IT WELL WHILE MAKING MONEY, OTHERS ARE STILL STRUGGLING TO FIND THE RIGHT BALANCE. IT HASN'T BEEN ENTIRELY EASY, BUT IN THE LONG-TERM, LESS GOVERNMENT REGULATION WILL BENEFIT EVERYONE. MEANWHILE, THOSE OF US IN GOVERNMENT WILL TRY TO DO WHAT WE'RE HERE FOR - TO PROTECT CALIFORNIA'S CONSUMERS BY INSURING THAT EVERYONE PLAYS BY THE RULES.

[BEGIN PHOTO CAPTION]
"...those of us in government will try to do what we're here for - to protect California's consumers by ensuring that everyone plays by the rules." [END PHOTO CAPTION]

   workers' compensation business. Superior National's command and control systems enable it to create opportunities faster and achieve greater productivity than its competition.

In summary, Superior National's California competitors are faced with unprecedented size, incontrovertible access to capital, and a lean and disciplined management team, backed up by one of the industry's premier data processing systems.

CLAIMS & PRODUCTION COSTS

     In 1996 we began to describe in our reports to stockholders an unanticipated trend towards increasing severity in the California workers' compensation market. The average cost of an indemnity claim (a claim involving time lost from work) in California is increasing approximately 5 percent to 10 percent per year. That represents a 22 percent to 46 percent compound increase in the severity of claim and claim adjustment expense over four years depending on how mathematically optimistic the observer wishes to be. At the same time severity has been dramatically increasing, premium has decreased 40 percent over the same time. The decline in premium has been mitigated by the fact that the frequency with which claims occur is down 20 percent, which may cancel the increase in severity.

     If the average gross cost of sales of the workers' compensation product is significantly higher, let's say 15 percent to 20 percent, today than it was four years ago, the industry is in an unusual position relative to most of the rest of American industry over the past ten years. The enormous improvements in productivity and the decline in commodity prices that have virtually eliminated inflation in recent years appear to have bypassed the workers' compensation industry. Needless to say, a free market does not look with charity upon inefficient products or industries. Yet there seems to be a lingering feeling among some of the remaining California workers' compensation underwriters that the market should reimburse them on a "cost-plus" basis fundamentally the same as under the minimum rate law.

     We believe the market is demonstrating a fundamental economic lesson through the price competition wrought by open rating. Assume first that the California workers' compensation market is a model of "hands off," free enterprise economics. Assume further that workers' compensation companies are willing and able to provide an unlimited supply of guaranteed cost insurance to potential customers. In general, customer demand for guaranteed cost workers' compensation insurance reflects perception of the value of the product relative to substitutes. Those substitutes include full or partial self-insurance, the "risk free" alternative of purchasing workers' compensation insurance through the State Fund, or, perhaps, leaving California for a less costly business environment. The demand for workers' compensation insurance is a reflection of the value the risk-taking underwriter provides relative to substitutes.

     Customers are willing to pay only what they believe our product is worth. One of our competitors has publicly complained about the difficulty of persuading customers "OF THE NEED TO PAY APPROPRIATE PREMIUMS IN AN EXTREMELY COMPETITIVE ENVIRONMENT!" No amount of persuasion will convince a customer to pay more than they think something is worth. In the aggregate, California businesses do not believe workers' compensation insurance is WORTH $10 billion. They have clearly informed the industry over the past four years that the workers' compensation product IS worth $6.5 billion. Since it is extremely doubtful that the legislature will re-institute minimum rate law "price controls," the California workers' compensation industry has no choice but to figure out how to make money with $6.5 billion of premium.

     The economics of the California workers' compensation market is analogous to the economics of gold mining. Regardless of the costs that are incurred to find gold, remove it from the ground, process it into bullion, and then transport it to storage, the market decides the price of gold on the basis of a multitude of factors, NOT ONE OF WHICH INCLUDES THE GOLD MINE'S COST OF PRODUCING, PROCESSING, AND TRANSPORTING GOLD. If the market price for gold falls to levels below the average cost of production, only mines with unique geological, geographical, or technological advantages will be profitable. This is no less true in the workers' compensation insurance business. Any increases in severity and expense must be redressed by each insurance company on its own terms. Those who develop a competitive advantage, perhaps through the innovative use of technology, will prosper.

     There have been a number of assertions made by industry representatives, rating agency analysts, and trade associations since 1995 as to why the California workers' compensation market has decreased in size so dramatically. One of the most popular statements consistently employed by the rating agencies is that the market has declined due to intense price competition designed to maintain or gain "market share". Open rating pricing was never driven by market share considerations. Even Superior National's relatively dominant 7.5 percent position in the California market is nothing like the position enjoyed by dominant players in other industries who control 20 percent to 30 percent of a market. What would a market share strategy bring to a company anyway? There is no brand loyalty to be gained. Further, the total market share that may be enjoyed by a single company is legally limited to 20 percent. It is hard to support any assertion that open rating price competition was ever about market share.

          Another assertion has been that the brokers and agents who "control" the policyholder/customer are driving down rates by playing workers' compensation insurance companies against each other.

[BEGIN PHOTO CAPITON]
Uncertainty begets opportunity, and Superior National has historically been able to capitalize on both.
[END PHOTO CAPTION]

Even ignoring the obviously counter-productive effect that reduced premiums have on commissions, this argument does not stand up to careful scrutiny. First, the customer is not "controlled" in any meaningful way by insurance salesmen, as much as they might like to believe otherwise. The competition between retail insurance agents and brokers for customers is every bit as intense, and price and value driven, as is the competition between insurance companies. Second, the proposition implies an auction-like process, which if it existed would be an interesting precursor of a workers' compensation insurance exchange, however, there is very little in the way of multi-insurer negotiation occurring in the quoting process.

[BEGIN PHOTO CAPTION]
For the time being, the California workers' compensation market will continue to be a fasinating laboratory for free enterprise economics.
[END PHOTO CAPTION]

    What is happening is really very simple. The insured is telling the producer what he's willing to bid, and THE WORKERS' COMPENSATION COMPANIES ARE HITTING THE BID. And why? In its own peculiar fashion, the workers' compensation industry appears to be saying, "We can't charge any more than that, because, if we do, the customer will merely resort to a substitute."

     We believe the importance of controlling production (i.e., claim and claim adjustment expenses) requires some introspection on the part of the workers' compensation industry. Much of the industry's claims infrastructure is with difficulty adapting to the realities of a system that does not reimburse its costs on a "cost-plus" basis. The legal and regulatory environment surrounding workers' compensation claims processing and settlement is daunting in its complexity and in terms of the penalties that befall the unwary or negligent. The competition faced by the average workers' compensation claims examiner is formidable.
The healthcare providers and attorneys who prosecute workers' compensation claims employ aggressive treating, billing, and settlement practices reinforced by a judiciary that is still adjudicating claims as if the protection provided to the industry under the minimum rate law still existed.

     For the time being, however, the California workers' compensation market will continue to be a fascinating laboratory for free enterprise economics. The California workers' compensation experiment may also be unique in the way that the California legislature and regulators are looking to the creation of an oligopoly to advance the cause of consumerism. The experiment has so far worked to Superior National's advantage as nothing else could have over so short a period of time. We, perhaps uniquely in this industry, are content to continue to live with a "status quo" where nothing is certain, and nothing stays the same. Uncertainty begets opportunity, and Superior National has historically been able to capitalize on both.

NATIONAL WORKERS' COMPENSATION MARKET

     The national workers' compensation market is as varied as the 45 states with competitive workers' compensation laws. Most of the national market is regulated with price stability and solvency in mind. Regardless, the benign pricing and benefits environment that existed from 1995 to 1997 disappeared during 1998, and a search for ways to decrease claims costs to counteract significant reductions in premium volume has begun.

     Several of the panaceas promoted by workers' compensation insurers over the past five years have generally failed to produce meaningful, if any, results. The "managed care" revolution fizzled, and the Holy Grail of 24-Hour Cover remains elusive. To the extent that managed care was ever a valid concept with respect to the practice of occupational medicine, it has manifestly failed to produce claims savings. Claim severity is on the rise throughout the United States, and the negative publicity surrounding the managed care activities of certain health maintenance organizations is certain to impact managed care activities associated with occupational medicine as well. At best, the workers' compensation insurers are gaining very modest processing savings by purchasing claims control services from vendors as opposed to doing the same work themselves.

     Five years ago "24-Hour Cover" products (combined group health and workers' compensation policies) were projected to provide a combination of huge sources of new premium and reduced claims costs. Halting steps towards 24-hour cover insurance were taken by some workers' compensation companies, often in partnership with accident and health insurance underwriters. At the end of the day, however, the cost of 24-hour cover products seemed to invariably be higher than that of the health and workers' compensation insurance unbundled. Further, a wide gulf exists between the workers' compensation and health insurance industries in the way their respective products are developed and marketed. Thus, the communication and cooperation, required of both parties to make a 24-hour cover product work, has been elusive.

[BEGIN PHOTO CAPTION]
A wide gulf exists between the workers' compensation and health insurance industries in the way their respective products are developed and marketed. [END PHOTO CAPTION]

     The hyper-competitive workers' compensation environment that has existed in California during the past four years is beginning to spread across the country. The consolidation pressures upon which Superior National has capitalized in California will inevitably reappear elsewhere, and Superior National will be prepared to capitalize on those opportunities as well.

SUPERIOR NATIONAL-TM- INSURANCE GROUP

    Superior National's fundamental strengths are the three competitive factors previously described:

-- Superior National's size, and its ability to access and influence the California market, exceeds that of any of its private sector competitors.

-- Superior National's access to public and private capital markets, gained principally through its strategic relationship with Insurance Partners and Capital Z Partners is proven and formidable.

-- Superior National has an experienced and disciplined management team that has survived significant adversity, and is supported by one of the finest computer systems that has ever been developed in the workers' compensation business.

     We believe this combination of strengths and advantages should operate to assure the future success of Superior National. Superior National survived and prospered through four years of an extremely difficult environment in California, and we now expect to be able to duplicate this demonstration of our fitness across the United States as well. If the fittest are indeed those who survive and prosper, our stockholders may rest assured that it is our goal to keep Superior National in excellent physical condition.

"EVOLUTION AND ETHICS," THOMAS H. HUXLEY

    THERE IS ANOTHER FALLACY WHICH APPEARS TO ME TO PERVADE THE SO-CALLED "ETHICS OF EVOLUTION". IT IS THE NOTION THAT BECAUSE, ON THE WHOLE, ANIMALS AND PLANTS HAVE ADVANCED IN PERFECTION OF ORGANIZATION BY MEANS OF THE STRUGGLE FOR EXISTENCE AND THE CONSEQUENT 'SURVIVAL OF THE FITTEST', THEREFORE MEN IN SOCIETY, MEN AS ETHICAL BEINGS, MUST LOOK TO THE SAME PROCESS TO HELP THEM TOWARDS PERFECTION. I SUSPECT THAT THIS FALLACY HAS ARISEN OUT OF THE UNFORTUNATE AMBIGUITY OF THE PHRASE 'SURVIVAL OF THE FITTEST'. 'FITTEST' HAS A CONNOTATION OF 'BEST'; AND ABOUT 'BEST' THERE HANGS A MORAL FLAVOUR. IN COSMIC NATURE, HOWEVER, WHAT IS 'FITTEST' DEPENDS UPON THE CONDITIONS. LONG SINCE, I VENTURED TO POINT-OUT THAT IF OUR HEMISPHERE WERE TO COOL AGAIN, THE SURVIVAL OF THE FITTEST MIGHT BRING ABOUT, IN THE VEGETABLE KINGDOM, A POPULATION OF MORE AND MORE STUNTED AND HUMBLER AND HUMBLER ORGANISMS, UNTIL THE 'FITTEST' THAT SURVIVED MIGHT BE NOTHING BUT LICHENS, DIATOMS, AND SUCH MICROSCOPIC ORGANISMS AS THOSE WHICH GIVE RED SNOW ITS COLOUR, WHILE, IF IT BECAME HOTTER, THE PLEASANT VALLEYS OF THE THAMES AND ISIS MIGHT BE UNINHABITABLE BY ANY ANIMATED BEINGS SAVE THOSE THAT FLOURISH IN A TROPICAL JUNGLE. THEY, AS THE FITTEST, THE BEST ADAPTED TO THE CHANGED CONDITIONS, WOULD SURVIVE.

    AS I HAVE ALREADY URGED, THE PRACTICE OF THAT WHICH IS ETHICALLY BEST - WHAT WE CALL GOODNESS OR VIRTUE - INVOLVES A COURSE OF CONDUCT WHICH IN ALL RESPECTS, IS OPPOSED TO THAT WHICH LEADS TO SUCCESS IN THE COSMIC STRUGGLE FOR EXISTENCE. IN PLACE OF RUTHLESS SELF-ASSERTION IT DEMANDS SELF-RESTRAINT; IN PLACE OF THRUSTING ASIDE, OR TREADING DOWN ALL COMPETITORS, IT REQUIRES THAT THE INDIVIDUAL SHALL NOT MERELY RESPECT, BUT SHALL HELP HIS FELLOWS; ITS INFLUENCE IS DIRECTED, NOT SO MUCH TO THE SURVIVAL OF THE FITTEST, AS TO THE FITTING OF AS MANY AS POSSIBLE TO SURVIVE. IT REPUDIATES THE GLADIATORIAL THEORY OF EXISTENCE. IT DEMANDS THAT EACH
MAN WHO ENTERS INTO THE ENJOYMENT OF THE ADVANTAGES OF A POLICY SHALL BE MINDFUL OF HIS DEBT TO THOSE WHO HAVE LABORIOUSLY CONSTRUCTED IT; AND SHALL TAKE HEED THAT NO ACT OF HIS WEAKENS THE FABRIC IN WHICH HE HAS BEEN PERMITTED TO LIVE. LAWS AND MORAL PRECEPTS ARE DIRECTED TO THE END OF CURBING THE COSMIC PROCESS, AND REMINDING THE INDIVIDUAL OF HIS DUTY TO THE COMMUNITY, TO THE PROTECTION AND INFLUENCE OF WHICH HE OWES, IF NOT EXISTENCE ITESLF, AT LEAST THE LIFE OF SOMETHING BETTER THAN A BRUTAL SAVAGE.

BOARD OF DIRECTORS

C. LEN PECCHENINO
CHAIRMAN
RETIRED EXECUTIVE

BRADLEY E. COOPER
SENIOR VICE PRESIDENT
CAPITAL Z PARTNERS, LTD.

WILLIAM L. GENTZ
PRESIDENT AND CHIEF EXECUTIVE OFFICER
SUPERIOR NATIONAL INSURANCE GROUP, INC.

STEVEN D. GERMAIN
GENERAL COUNSEL
ZURICH CENTRE GROUP LLC

ROGER W. GILBERT
RETIRED INSURANCE EXECUTIVE

STEVEN B. GRUBER
MANAGING DIRECTOR
OAK HILL PARTNERS, INC.

THOMAS J. JAMIESON
PRESIDENT
JACO OIL COMPANY

GORDON E. NOBLE
CHAIRMAN AND CEO
COMMODORE INSURANCE SERVICES

CRAIG F. SCHWARBERG
RETIRED FINANCE EXECUTIVE

J. CHRIS SEAMAN
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
SUPERIOR NATIONAL INSURANCE GROUP, INC.

ROBERT A. SPASS
DEPUTY CHAIRMAN
CAPITAL Z PARTNERS, LTD.


CORPORATE INFORMATION

HOME OFFICE
Superior National Insurance Group, Inc.
26601 Agoura Road
Calabasas, CA  91302
Telephone (818) 880-1600
Fax (818) 880-8615
www.superior.com

SECURITIES LISTING
The common stock of Superior National Insurance Group, Inc.
is traded on the Nasdaq under the symbol SNTL

ANNUAL MEETING
June 17, 1999
Superior National Home Office
26601 Agoura Road
Calabasas, CA  91302

FORM 10-K
A copy of Form 10-K for the year ended
December 31, 1998, as filed with the
Securities and Exchange Commission, is enclosed.

TRANSFER AGENT
US Stock Transfer Corporation
1745 Gardena Avenue, 2nd Floor
Glendale, CA  91204

INDEPENDENT AUDITORS
KPMG LLC
725 South Figueroa Street
Los Angeles, CA  90017

LEGAL COUNSEL RIORDAN & MCKINZIE
300 South Grand Avenue, 29th Floor
Los Angeles, CA  90071

SHAREHOLDER RELATIONS
Robert A. Lentz & Associates, Inc.
3535 Fishinger Blvd., Suite 140
Hilliard, OH  43026

DESIGN:  Square One Advertising, Inc.
         San Diego, CA

TEXT:    J. Chris Seaman



Branch Offices

Birmingham, Alabama
Little Rock, Arkansas
Phoenix, Arizona
California
     Calabasas
     Diamond Bar
     Eureka
     Fresno

     Monterey
     Novato
     Orange
     Oxnard/Ventura
     Pleasanton
     Rancho Cordova
     San Diego
     San Jose
     Santa Maria
     Woodland Hills
Denver, Colorado
Florida
     Altamonte Springs
     Boca Raton
     Jacksonville
Atlanta, Georgia
Boise, Idaho
Chicago, Illinois
Indianapolis, Indiana
Overland Park, Kansas
Baton Rouge, Louisiana
Saint Louis, Missouri
Florham Park, New Jersey
Albuqerque, New Mexico
New York, New York
Charlotte, North Carliona
Oklahoma City, Oklahoma
Tigard, Oregon
Willow Grove, Pennsylvania
Brentwood, Tennessee
Texas
     Irving
     Houston
     San Antonio
Salt Lake City, Utah
Brookfield, Wisconsin


SUBSIDIARIES AND AFFILIATES

Business Insurance Group, Inc.
California Compensation Insurance Company
Combined Benefits Insurance Company
Commercial Compensation Insurance Company
Infonet Management Systems, Inc.
Pacific Insurance Brokerage, Inc.

SN Insurance Administrators, Inc.
SN Insurance Services, Inc.
Superior (Bermuda) Limited
Superior National Capital Holding Corporation
Superior National Capital Trust 1
Superior National Insurance Company
Superior Pacific Casualty Company
Western Select Service Corp.